

22004253

Washington, D.C.

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ANNUAL REPORTS
FORM X-17A-5 /A
PART III

SEC FILE NUMBER

8-38156

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2021</u> AND ENDING <u>12/31/2021</u>
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Intervest International Equities Corp</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>1980 Dominion Way, Suite 202</u>
(No. and Street)

<u>Colorado Springs</u>	<u>Colorado</u>	<u>80918</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>David M Smith</u>	<u>719-457-9687</u>	<u>Dave.Smith@Intervestintl.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Cornelius, Schou, Leone, LLC</u>
(Name – if individual, state last, first, and middle name)

<u>3601 Cardinal Point Dr</u>	<u>Jacksonville</u>	<u>FL</u>	<u>32257</u>
(Address)	(City)	(State)	(Zip Code)

<u>11/30/2009</u>	<u>3987</u>
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David M Smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intervest International Equities Corp _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely a _____

KACEY B WATTS
Notary Public
State of Colorado
Notary ID # 20034033973
My Commission Expires 10-11-2023

Signature: _____

Title: _____
CEO

Kacey B Watts
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

**Financial Statements, Supporting Schedules,
and Other Reports**

Intervest International Equities Corporation

*Year Ended December 31, 2021
with Report of Independent Registered Public Accounting Firm*

Contents


CORNELIUS SCHOU & LEONE
Certified Public Accountants
& Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Intervest International Equities Corporation

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Intervest International Equities Corporation's management. Our responsibility is to express an opinion on Intervest International Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intervest International Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**CORNELIUS
SCHOU &
LEONE**
Certified Public Accountants
& Business Advisors

Board of Directors
Intervest International Equities Corporation
Page Two

Auditor's Report on Supplemental Information

The supplemental information, contained on Pages 14 through 17, has been subjected to audit procedures performed in conjunction with the audit of Intervest International Equities Corporation's financial statements. The supplemental information is the responsibility of Intervest International Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained on Pages 14 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Intervest International Equities Corporation's auditor since 1988.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 24, 2022

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	530,186
Accounts receivable		286,794
Deposit with clearing organization (cash)		25,000
Due from parent company		124,649
Prepaid insurance and licenses		2,417
Total Assets	$	969,046

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable	$	1,676
Commissions payable		255,749
Due to parent company		-
Total Liabilities		257,425

Stockholder's Equity:

Common stock - 7,500 shares, $1.00 par value	
authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	690,835
Retained earnings (deficit)	20,586
Total Stockholder's Equity	711,621

Total Liabilities and Stockholder's Equity	$	969,046

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2021

Revenues:

Mutual funds and variable products	$	5,408,674
Commissions		170,048
Direct participation programs		420,083
Total Revenues		5,998,805

Expenses:

Commissions	4,749,206
Overhead reimbursements to parent company	952,453
Other operating expense	134,642
Total Expenses	5,836,301
Operating Income	162,504

Other Income:

Interest - Insurance Income		72
Total Other Income		72
Net Income (Loss)	$	162,576

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2021

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2020	$ 549,045	$ 200	$ 690,835	$ (141,990)
Net Income (Loss)	162,576	-	-	162,576
Balance at December 31, 2020	$ 711,621	$ 200	$ 690,835	$ 20,586

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows From Operating Activities

Net income	$	162,576
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in receivables		95,187
Increase in prepaid insurance and licenses		(90)
Increase in due from parent copany		(124,649)
Decrease in accounts and commissions payables		(93,466)
Decrease in due to parent company		(113,587)
Total Adjustments		(236,605)
Net Decrease in Cash		(74,029)
Cash at January 1, 2021		604,215
Cash at December 31, 2021	$	530,186

See accompanying notes to financial statement.

10

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2021

The Company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the Company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The Company was acquired by and became a wholly-owned subsidiary of Intervest International, Inc. (III) during January 1988. Operations actually commenced during February 1988. Effective March 31, 1988, the Company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. The Company maintains its cash with what it believes to be high quality financial institutions. At times, the Company maintains its cash in excess of the federally insured limit.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events have been evaluated through January 24, 2022, which is the date the financial statements are available to be issued.

11

2. Commitments and Contingent Liabilities

The Company has an agreement with III, its parent company, whereby the Company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $584,326 which was $558,584 in excess of its required capital of $17,162. The Company's aggregate indebtedness to net capital ratio was 2.27 to 1.

4. Income Taxes

The parent company, with the consent of its Shareholder, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the Shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly owned subsidiary (the Company) as a qualified subchapter S subsidiary, or a Q-sub. A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Date of Management's Review

Management has evaluated subsequent event through January 24, 2022, the date financial statements were available to be issued.

6. Cash in Excess of Insurance

The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2021, the uninsured portion of these balances was $188,652.

7. Related Party

The Company's president and sole shareholder is also the majority owner of the Intervest International Inc. parent company.

The Company has received advanced monies from the parent company. As of December 31, 2021, the amount owed from affiliates totaled $124,649.

8. Subsequent Events

During the 2021 fiscal year, FINRA has started its regular examination which has not yet been completed. The outcome of this audit is unknown and not estimable.

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2021

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/21) FOCUS Report	$	584,326
Audit adjustments: None		-
Net capital per audit	$	584,326

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the Company meets the requirements of the exempt provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2021.



CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation as of and for the year ended December 31, 2021, in accordance with the standards of Public Company Accounting Oversight Board (United States - PCAOB), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

19

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦ cslcpajax.com



CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5(g)(1) (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2021 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 24, 2022

20



CORNELIUS SCHOU & LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Intervest International Equities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Intervest International Equities Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

21



**CORNELIUS
SCHOU &
LEONE**
Certified Public Accountants
& Business Advisors

Board of Directors
Intervest International Equities Corporation
Page Two

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 24, 2022



**CORNELIUS
SCHOU &
LEONE**
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Intervest International Equities Corporation

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Intervest International Equities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intervest International Equities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) Intervest International Equities Corporation stated that Intervest International Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Intervest International Equities Corporation's management is responsible for compliance with the provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States - PCAOB) and, accordingly, included inquiries and other required procedures to obtain evidence about Intervest International Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 24, 2022

23

Intervest International, Inc.
Registered Investment Advisor

®

1980 Dominion Way • Suite 202 • Colorado Springs, CO 80918 • Telephone (719) 592-9299 • Telefax (719) 592-9329

Statement of Exemption

As an introducing broker dealer, Intervest International Equities Corporation is exempt from
§ 240. 15c3-3(k) based on the provisions under §240. 15c3-3(k)(2)(ii)..

During the fiscal year January 1, 2021 through December 31, 2021, Intervest International
Equities Corporation operated pursuant to the exemption provisions in §240. 15c3-3(k)(2)(ii)
without exception.

I, David M. Smith, attest that, to the best of my knowledge, the above Statement of Exemption
pertaining to Intervest International Equities Corporation, as of December 31, 2021 is true and
correct.

_____
Signature

CEO, President
_____
Title